Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Beneficial Bancorp, Inc.

Commission File Number: 001-36806

Points of Interest and FAQs About Our Historic Partnership With Beneficial Bank

Beneficial and WSFS are much alike and in many ways, we complement each other.

  By combining our strengths with those of Beneficial, we are creating the largest and premier locally-headquartered community bank for the Greater Delaware Valley.
  We will be the sole bank in the Delaware Valley with the product suite and the balance sheet to compete with the larger regional and national banks with the distinct advantage of local market knowledge and decision-making.
  We were founded in 1832 to serve Delaware’s working class; Beneficial was founded in 1853 to serve Philadelphia’s immigrants.
  We are the oldest and largest independent community bank in the Delaware Valley. Beneficial is the oldest and largest independent community bank in Philadelphia.
  Similar to our founding, Beneficial Bank’s foundation was built on Saint John Neumann’s vision of providing a safe, secure place for Philadelphia’s immigrants to deposit their savings. Members of the Board of Managers of St. Joseph’s Hospital met in 1853 to discuss starting a saving fund society. That same year, the Beneficial Saving Fund Society was incorporated.
  WSFS has over $7 billion in assets; Beneficial has nearly $6 billion in assets. We have 77 offices (including 60 retail banking offices) predominantly in Delaware and southeastern Pennsylvania; Beneficial has 72 offices (including 61 retail banking offices) predominantly in Philadelphia, neighboring New Jersey and southeastern Pennsylvania communities
  Both of us offer Retail, Commercial, and Mortgage products and services. Our Wealth Management and Cash Connect businesses are unique to us as the Leasing business is to Beneficial.
  Expanding into Philadelphia and surrounding suburbs strengthens our ability to capitalize on economic growth in one of our nation’s largest metropolitan areas.

There are meaningful benefits as a result of our combination.

  With approximately $13 billion in assets and growing, we will be the only locally-headquartered community bank of this size, placing us #6 in market share in the Delaware Valley out of the gate.
  This combination provides us with the scale to transform all of our delivery channels while making significant investments in technology throughout the company. We know that customer expectations on how they interact with us are rapidly evolving and this transformation, when completed, will position us with a significantly enhanced customer experience across all of our businesses.
  We believe there are significant opportunities for cost saves and revenue enhancements that will fund investments in our people, systems, products, and our communities.
  Our combined organization, with over 350 years of banking history, puts us in a better position to secure our independence for many generations to come. And that is what matters most to you, our Associates, to our Customers, to our Owners and to the communities we serve.

Beneficial and WSFS share similar missions, cultures and core values.

  At WSFS, We Stand For Service. At Beneficial, they “Do What’s Right”.
  Each of us commonly refer to our organizations “as a family.”
  Each of us are deeply committed to our communities. Financial literacy is a hallmark program for Beneficial; education is the primary pillar of our foundation and corporate giving.

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FAQs

What is the timing for the integration of Beneficial Bank?

The targeted regulatory approval and close is in the first quarter of 2019. The projected system conversion and rebranding will occur in the third quarter of 2019. We will work together for a smooth integration. Given the fact that we have done this before successfully, we are confident it will be a seamless process, but we will need your patience and assistance to make sure it is done well.

Are we going to close offices? Are we going to close offices in Delaware? Or in Pennsylvania?

We anticipate consolidating approximately 25% of the combined physical banking offices over the next 12 to 24 months due to geographic overlap, changing Customer needs and opportunities to optimize within the network. We are in the process of evaluating the entire footprint of our combined Company to identify consolidations. As always, we will communicate forthrightly and frequently, so everyone is informed and kept up to date. Also, as we have experienced before, we believe that our turnover will help us deploy those impacted and we will manage open positions so they will be available for Associates upon closure of their respective branch.

What is the Delivery Transformation and what will it mean to me?

Our combination with Beneficial creates the ideal opportunity to transform our delivery systems and secure our competitive edge. We know that customer expectations on how they interact with us are rapidly evolving and this transformation, when completed, will position us with a significantly enhanced customer experience across all of our businesses.

We expect our needs to both increase and change throughout this process and our Associates will have many opportunities to be considered for those important roles.

How will this acquisition impact our culture? How can we stay who we are with all this growth?

Our culture is the fabric of our Company. It is very dear and special to us. Keeping it intact is all of our responsibilities. We are very mindful of our culture and we will stay close to all of you as we begin to grow into our combined organization. Please be reminded that in the past 10 years, we grew from $2.5 billion to nearly $7 billion and we more than doubled our number of Associates. A lot of what we did to safeguard our culture these past years, we will do again.

This is a great opportunity for us to do what we do best in an expanded and coveted market. Because of you and our strong financial performance, we are posed and well positioned to grow and to introduce others to our business model. Our culture is the thread that will keep us connected and will bring our expanded footprint closer together.

If a Customer asks me if this is good for them or if I think this is a good thing, what should I say?

This is a very good thing for our Company, for Beneficial and for the communities we serve. We will be bigger, more diverse, stretched across a larger footprint, with more resources to serve them and our communities. Combining two community banks, of our respective sizes, creates the preeminent bank for the Delaware Valley. That is really good news for Customers who appreciate community banking, and who value our local market knowledge and local decision making.

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Will there be opportunities for any of us to work in Philadelphia?

Yes, we will have a significant presence in Philadelphia and yes, there will be jobs there as well as hoteling spaces. We are very excited that Philadelphia, and the surrounding communities, will be a big part of our footprint.

If I know someone at Beneficial, should I reach out to them?

As you can imagine, the Associates at Beneficial are trying to digest this news and have many things on their mind. We would encourage you to refrain from reaching out, at least during the first two weeks.

For the remainder of this week, the Beneficial leadership team will be out and about visiting their various locations. Likewise, we will be visiting our WSFS locations during that week discuss this exciting announcement.

Starting the week of August 13, many of our WSFS leadership team will be visiting the Beneficial locations, putting a face to the name of our Company, saying hello and listening to any comments or questions they may have for us. Please be assured that we will be there for them to lean on, to talk to, and to empathize with how they feel. And, as always, we are here for all of you too!

What can I do to help?

We will be reaching out to you and will enlist your support. This is a big undertaking and all of us will need to work together to execute this initiative seamlessly and in the “WSFS way”! There will be many opportunities for you to step up and to play an active role and we know whenever we call on you, we can always count on you to answer our call. And we know that you’ll show up, ready, willing and able to do whatever needs done!

Will my job change?

There will be limited changes between now and the closing of the combination. As needs change, we will keep you informed and Associates will have opportunities to be considered for various roles to support the integration.

Will WSFS remain committed to Delaware?

This combination will make WSFS the preeminent locally headquartered community bank for the Delaware Valley. Our headquarters will remain in Wilmington and we will continue to be Delaware’s bank.

Can our Customers use Beneficial branches and ATMs?

Customers will not have access to their WSFS accounts at Beneficial locations until after the integration of systems is complete in the third or fourth quarters of 2019.

Are we getting too big?

With approximately $13 billion in assets and growing, WSFS will be the only bank in the region with distinct market-capturing advantages, including local market knowledge and decision-making, a full-service product suite, the balance sheet to compete with larger regional and national banks, and most importantly, an engrained culture of engaged Associates that bring to life WSFS’ mission of We Stand For Service in their daily delivery of stellar Customer experiences.

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Important Additional Information will be Filed with the SEC

This memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS of Beneficial (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the Proposed Transaction, WSFS will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Beneficial. Stockholders are urged to read the Registration Statement and Joint Proxy/Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplemental to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103.

Participants in the Solicitation

WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’ directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

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Forward-Looking Statements

This memorandum contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’ expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’ share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’ Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’ and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this memorandum are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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